Exhibit 16.1

[PricewaterhouseCoopers letterhead]

April 20, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC20549

Commissioners:

We have read the statements made by Xunlei Limited (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F, as part of the Form 20-F of Xunlei Limited, dated April 20, 2015. We agree with the statements concerning our Firm in such Form 20-F.

Very truly yours,

/s/ PricewaterhouseCoopers Hong Kong

Attachment A

Item 16F.	Change in Registrant’s Certifying Accountant

Effective as of October 30, 2014, we appointed PricewaterhouseCoopers Zhong Tian LLP, or PwC China, as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers, Hong Kong, or PwC HK. The decision to change our independent registered public accounting firm from PwC HK to PwC China was made on August 18, 2014, after discussions with PwC HK. The decision was not made due to any disagreements, but solely in order to further facilitate our audit process, since our core operations are conducted in China, where PwC China is based.

Our Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

PwC HK’s reports on our consolidated financial statements as of and for the years ended December 31, 2012 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During fiscal years ended December 31, 2012 and 2013 and the subsequent interim period through October 30, 2014, (i) there were no disagreements with PwC HK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC HK, would have caused PwC HK to make references thereto in their reports on the financial statements for such periods and (ii) there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F except for a lack of accounting resources in U.S. GAAP and SEC reporting requirements, which is a material weakness the details of which can be found in “Item 15. Control and Procedures—Changes in internal control over financial reporting.”

We provided PwC HK with a copy of the foregoing disclosure, and requested that PwC HK furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from PwC HK, a copy of which is included as Exhibit 16.1 attached herein.

During the fiscal years ended December 31, 2012 and 2013 and the subsequent interim period through October 30, 2014, we did not consult PwC China regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements (and no written report was provided to us or oral advice was provided that PwC China concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue); or (ii) any matter that was either the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or a reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

1